SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].
For the fiscal year ended January 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from          to
Commission file number 000-30821
          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
TELECOMMUNICATION SYSTEMS, INC.
EMPLOYEE STOCK PURCHASE PLAN

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TELECOMMUNICATION SYSTEMS, INC.
275 West Street
Annapolis, Maryland 21401

FINANCIAL STATEMENTS AND
INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM’S REPORT
TELECOMMUNICATION SYSTEMS, INC.
EMPLOYEE STOCK PURCHASE PLAN
JANUARY 31, 2008 AND 2007

Telecommunication Systems, Inc. Employee Stock Purchase Plan

Reznick Group, P.C.	Tel: (410) 783-4900
500 East Pratt Street	Fax: (410) 727-0460
Suite 200	www.reznickgroup.com
Baltimore, MD 21202-3100
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S REPORT
Board of Directors of Telecommunication Systems, Inc. Employee Stock Purchase Plan
as Administrator of the Telecommunication Systems, Inc. Employee Stock Purchase Plan
     We have audited the accompanying statements of net assets available for plan benefits of the Telecommunication Systems, Inc. Employee Stock Purchase Plan as of January 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the three year period ending January 31, 2008. These financial statements are the responsibility of the Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Telecommunication Systems, Inc. Employee Stock Purchase Plan as of January 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the three year period ending January 31, 2008, are in conformity with accounting principles generally accepted in the United States of America.

Baltimore, Maryland
April 29, 2008
Atlanta ■ Austin ■ Baltimore ■ Bethesda ■ Birmingham ■ Charlotte ■ Chicago ■ Los Angeles ■ Sacramento ■ Tysons Corner

Telecommunication Systems, Inc. Employee Stock Purchase Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
January 31, 2008 and 2007

	2008	2007

Participant deposits due from employer	$79,205	$157,171

Total Assets	79,205	157,171

Stock purchase payable	64,174	131,498
Benefits payable	15,031	25,673

Total Liabilities	79,205	157,171

Net assets available for plan benefits	$—	$—

See notes to financial statements

Telecommunication Systems, Inc. Employee Stock Purchase Plan
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the years ended January 31, 2008, 2007 and 2006

	2008	2007	2006
Additions:
Participant contributions	$510,925	$483,881	$290,457

Total additions to plan equity	510,925	483,881	290,457

Deductions:
Terminations and withdrawals	20,715	28,782	255
Contributions used for stock purchases	411,005	323,601	223,561
Contributions held for future stock purchases	79,205	131,498	66,641

Total deductions to plan equity	510,925	483,881	290,457

Net change in assets available for plan benefits	—	—	—
Net assets available for plan benefits, beginning of year	—	—	—

Net assets available for plan benefits, end of year	$—	$—	$—

See notes to financial statements

TeleCommunication Systems, Inc. Employee Stock Purchase Plan
NOTES TO FINANCIAL STATEMENTS
January 31, 2008 and 2007
NOTE 1 — PLAN DESCRIPTION
The TeleCommunication Systems, Inc. Employee Stock Purchase Plan (the Plan) was approved by the shareholders of TeleCommunication Systems, Inc. (the Employer) effective November 1, 2000, to enable eligible employees of the Employer and its designated subsidiaries to purchase shares of the Employer’s common stock at a discount from fair market value. The Plan is intended to benefit the Employer by increasing the employees’ interest in the Employer’s growth and success, and encouraging employees to remain employees of the Employer or its designated subsidiaries. The Plan covers substantially all of the employees of the Employer and its designated subsidiaries. The Plan is governed by Section 423 of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). More details regarding the Plan provisions may be found in the Plan document.
As of January 31, 2008 and 2007 the total number of shares of $0.01 par value common stock of the Employer that are registered for purchase by participants is 958,821 and 1,384,932. Common stock reserved for future employee purchases under the Plan aggregated 426,111 shares as of January 31, 2008. There are no other investment options for participants.
All regular full-time employees or regular part-time employees of the Employer may participate in the Plan, provided that they are scheduled to work at least 20 hours per week and they own less than 5% of the Employer’s common stock. An option period is determined at the discretion of the Employer’s Board of Directors (the Administrator). For the years ended January 31, 2008 and 2007, there were four option periods: February 1 through January 31, in three month intervals each.
Participants contribute after-tax payroll deductions of any whole number percentage of the base salary and overtime excluding bonuses, commissions and vacation pay. The employee may also deposit money into the Plan directly by personal check given to the Plan Administrator in accordance with the Plan document. The Employer does not provide a matching or discretionary contribution, and contributions do not earn interest. Participants’ payroll deductions are accumulated during the option period. Shares are purchased on the last day of the option period at a purchase price equal to 85% of the fair market value of the common stock on the first or last trading day of the option period, whichever is lower. All shares purchased are deposited in the participant’s account at the Agent Broker. Generally, any balance remaining in an employee’s account after the exercise will be carried forward

TeleCommunication Systems, Inc. Employee Stock Purchase Plan
NOTES TO FINANCIAL STATEMENTS — CONTINUED
January 31, 2008 and 2007
into the employee’s account for the next Option period. If the employee does not participate in that Option period, the amount remaining will be refunded.
Full-year participants are not permitted to purchase common stock in any one calendar year having an aggregate fair market value in excess of $10,500 determined as of the first trading date of the purchase period as to shares purchased during such period.
All funds contributed to the Plan may be used by the Employer for any corporate purpose until applied to the purchase of common stock or refunded to the participant. Funds are commingled with other general corporate funds and are not segregated by the Employer.
In the event of a participant’s termination, death, or retirement, any remaining account balance will be distributed to the participant or the participant’s estate.
The Plan may be terminated at any time by the Company’s Board of Directors.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Financial Statements
The accompanying financial statements are presented on the accrual basis of accounting. The Employer performs various administrative services for the Plan, including maintenance of participants’ payroll records.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

TeleCommunication Systems, Inc. Employee Stock Purchase Plan
NOTES TO FINANCIAL STATEMENTS — CONTINUED
January 31, 2008 and 2007
Income Tax Status
The Administrator believes that the Plan is currently designed and being operated in compliance with Section 423 of the Internal Revenue Code as of the date of these financial statements. Participants are required to hold shares two years from the grant date or 21 months from the date of purchase under the Plan to avoid additional income tax liabilities.